Date	31 October 2002
Number	56/02

BHP BILLITON RESULTS FOR THE

QUARTER ENDED 30 SEPTEMBER 2002

  Continued strong performance from diversified asset base, despite weak markets.
  EBITDA maintained at robust US$1.2 billion.
  EBIT of US$844 million, attributable profit of US$572 million and earnings per share of 9.2 US cents (all before exceptional items).
  Interim dividend of 7.0 US cents per share declared, an increase of 7.7%.
  Commissioning of Escondida Phase IV and San Juan Underground projects.
  Moody's upgrade long term credit rating to A2 and short term credit rating to P-1.
  Inaugural Euro 750 million Eurobond successfully launched.

	2002		2001	Change
Quarter ended 30 September	US$M	(1)	US$M	(1)%

Turnover (2)	3 922		3 811	2.9%

EBITDA (2)(3)	1 230		1 248	-1.4%

EBIT (2)(3)	844		867	-2.7%

Attributable profit (3)	572		566	1.1%

Basic earnings per share (US cents) (3)	9.2		9.4	-2.1%

EBITDA interest coverage (times) (3)(4)	12.2		9.0	35.6%

(1) From continuing operations, excluding the results of the Group's Steel business which was demerged in July 2002. Refer page 7.

(2) Including the Group's share of joint ventures and associates.

(3) There were no exceptional items in relation to continuing operations in either period.

(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results prepared under Australian GAAP are provided on page 11.

All references to the corresponding period are to the quarter ended 30 September 2001.

RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2002

CHIEF EXECUTIVE'S REVIEW

Stability and Growth

The foundation of the BHP Billiton business model is its diversified portfolio of high quality assets which provides more stable cash flows and greater capacity for growth than the traditional resource cyclicals. The results achieved in the current quarter continue to support that thesis. Despite weak prices for many of our commodities and self-imposed cut-backs at some of our major operations, our earnings before interest, tax, depreciation and amortisation (EBITDA) remained stable at US$1.2 billion.

In October 2002, Moody's Investor Services upgraded the Group's long term credit rating to A2 from A3 and the short term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a diversified portfolio and our continued focus on prudent financial policies. Standard & Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long term credit rating of A and short term credit rating of A-1.

Our growth projects continue to be on or ahead of schedule and in line with budget. Notable milestones were the mechanical completion and commissioning of Escondida Phase IV (Chile), and the commencement of the underground longwall operation at San Juan (US).

Our robust cash flows support an increase in the dividend to 7.0 US cents per share, up 7.7% on the corresponding period.

The Income Statement

The discussion in this section, unless otherwise stated, is based on continuing operations, excluding exceptional items and the Group's Steel business, which was demerged in July 2002.

Turnover rose by 2.9% to US$3,922 million. Earnings before interest and tax (EBIT) were US$844 million, a fall of 2.7%. Pages 5 to 6 detail the key variances affecting turnover and EBIT.

Net interest on borrowings and cash fell from US$138 million to US$101 million, principally driven by lower market interest rates and lower average debt levels.

Exchange gains on net debt were US$31 million compared with US$82 million in the corresponding quarter, mainly in relation to Rand and Canadian denominated debt.

The tax charge was US$193 million, representing an effective rate of 24.8%. Excluding the impact on tax of non tax-effected foreign currency gains and other functional currency translation adjustments, the effective rate was 33.2%, in line with the corresponding period

Attributable profit was US$572 million, an increase of 1.1%.

Basic earnings per share was 2.1% lower at 9.2 US cents per share. The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in earnings per share calculations from 1 July 2002. Earnings per share calculations in the corresponding period have not been restated.

Discontinued Operations / Exceptional Items

The demerger of the Group's Steel business was completed in July 2002. The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the reporting quarter and is disclosed as an exceptional item in relation to discontinued operations. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations.

Capital Management

The Group's inaugural Eurobond issue under the Euro Medium Term Note program took place in early October 2002 with the issue of Euro 750 million of five year notes. The issue, which was swapped into US$, was oversubscribed and priced at the lower end of market expectations. The success of this issue in the prevailing market conditions reflects the Group's strong credit profile.

The US$1.25 billion 364-day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002, was extended for a further period of 364 days to September 2003.

Outlook

The global economy remains weak, with China among the few countries to show growth. Although petroleum prices have risen with geo-political tensions in the Middle East, and rising steel production in North East Asia and China continues to support the iron ore and metallurgical coal markets, the prices of many of our products remain at very low levels. We anticipate that the current quarter will be just as difficult as the last.

Annual General Meeting

The Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc will both be held simultaneously on Monday 4 November 2002 in Melbourne and in London, and will be linked by video. The meeting in Melbourne will be held at the Melbourne Concert Hall at the Victorian Arts Centre and will commence at 7.30pm. The meeting in London will be held at the Millennium Hotel, Mayfair, London and will commence at 8.30am.

Dividend

A dividend of 7.0 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 4 December 2002. The previous dividend was 6.5 US cents per share and was paid in July 2002. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion - 29 October 2002

Last day to trade Johannesburg Stock Exchange (JSE) - 8 November 2002

Ex-dividend Australian Stock Exchange (ASX) - 11 November 2002

Ex-dividend Johannesburg Stock Exchange (JSE) - 11 November 2002

Ex-dividend London Stock Exchange (LSE) - 13 November 2002

Record - 15 November 2002

Ex-dividend Euronext Paris - 16 November 2002

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 14 November 2002.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will they be able to effect transfers between the UK register and the South African register between the dates of 11 November 2002 and 15 November 2002.

The following table details the exchange rates applicable for conversion of the dividend payable on 4 December 2002:

		Dividend per
	Exchange	ordinary share in
Dividend 7 US cents	Rate	local currency

Australian cents	0.5590	12.5224
British pence	1.5575	4.4944
South African cents	10.0300	70.2100
New Zealand cents	0.4895	14.3003
Canadian cents	1.5635	10.9445

TRADING REVIEW

EBIT

The following table details major factors affecting EBIT.

Total
US$M

EBIT for the quarter ended 30 September 2001	867

Change in volumes	60
Change in sales prices	(40)
Price-linked costs	(15)
Inflation on costs	(50)
Cost efficiency	15
New and acquired operations	10
Ceased, sold and discontinuing operations	(40)
Exchange rates	55
Exploration	20
Other items	(38)

EBIT for the quarter ended 30 September 2002	844

Volumes

Higher sales volumes of titanium minerals, nickel, petroleum products, metallurgical coal and diamonds were partly offset by lower sales volumes of copper, resulting in a positive net volume impact on EBIT of approximately US$60 million.

Prices

Lower prices for export energy coal, diamonds, aluminium, alumina and silver decreased turnover by approximately US$125 million. This decrease was partly offset by higher prices for petroleum products and nickel which increased turnover by approximately US$85 million.

Costs

Favourable operating costs increased EBIT by approximately US$15 million compared with the corresponding period. The Group's cost reduction initiatives and reduced maintenance costs at Hillside (South Africa) lowered costs by approximately US$45 million. These factors were partially offset by higher costs at Queensland Coal, due to roof control problems, higher operating costs at Bass Strait and an unfavourable cost variance at Escondida due to the lower production levels. The Group remains on track to deliver the US$270 million in merger benefits by the end of this financial year.

Increases in price-linked costs depressed EBIT by approximately US$15 million, mainly due to higher royalties and taxes for petroleum products, partially offset by lower London Metals Exchange (LME) linked costs in Aluminium.

Costs increased by approximately US$50 million due to inflationary pressures.

New and acquired operations

New and acquired operations increased EBIT by approximately US$10 million due to the higher ownership interest in Cerrejon Zona Norte (Colombia) from February 2002 and the commencement of commercial production at Antamina (Peru) in November 2001.

Ceased, sold and discontinuing operations

The corresponding period included contribution to EBIT of approximately US$40 million, mainly from PT Arutmin (Indonesia), divested in November 2001, and Reitspruit energy coal mine (South Africa), which was closed in May 2002.

Exchange rates

Foreign currency fluctuations had a favourable effect of approximately US$55 million. This was mainly due to the impact of lower Rand/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$45 million), together with reduced losses on legacy A$/US$ currency hedging (approximately US$40 million) compared with the corresponding period. This was partly offset by the impact of stronger A$/US$ exchange rates on operating costs and the conversion of monetary assets and liabilities (approximately US$25 million).

Exploration

Exploration expense was down by approximately US$20 million.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(prepared in accordance with UK GAAP)

		2002			2001
		Discontinued
US$ millions		Operations/
	Continuing	Exceptional	Total	Continuing	Discontinued	Exceptional	Total
Quarter ended 30 September	Operations	Items		Operations	Operations	Items

Turnover (including share of joint ventures and associates)	3 922	-	3 922	3 811	650	-	4 461
Less: share of joint ventures and associates' turnover	(478)	-	(478)	(246)	(47)	-	(293)
Group turnover	3 444	-	3 444	3 565	603	-	4 168
Net operating costs (excluding depreciation and amortisation)	(2 305)	-	(2 305)	(2 400)	(530)	-	(2 930)
Depreciation and amortisation (b)	(386)	-	(386)	(381)	(34)	-	(415)
Group operating profit	753	-	753	784	39	-	823
Share of operating profit/(loss) of joint ventures and associates	85	-	85	72	(1)	-	71

Operating profit (including share of profit of joint ventures and associates)	838	-	838	856	38	-	894
Income from other fixed asset investments	3	-	3	6	-	-	6
Profit on sale of fixed assets	3	-	3	5	16	-	21
Loss on sale of discontinued operations	-	(19)	(19)	-	-	-	-

Profit before net interest and similar items payable, and taxation (EBIT) (a)	844	(19)	825	867	54	-	921
Net interest and similar items payable (1)
- Group	(49)	-	(49)	(64)	1	-	(63)
- Joint ventures and associates	(18)	-	(18)	1	(3)	-	(2)
Profit before taxation	777	(19)	758	804	52	-	856
Taxation (1)	(193)	-	(193)	(228)	(9)	-	(237)
Profit after taxation	584	(19)	565	576	43	-	619
Equity minority interests	(12)	-	(12)	(10)	(1)	-	(11)
Attributable profit	572	(19)	553	566	42	-	608

EBITDA [(a) + (b)]	1 230	(19)	1 211	1 248	88	-	1 336

Earnings per ordinary share (basic) (US cents) (2)	9.2	(0.3)	8.9	9.4	0.7	-	10.1
Earnings per ordinary share (diluted) (US cents) (3)	9.2	(0.3)	8.9	9.4	0.7	-	10.1

(1) Net interest shown against discontinued operations includes that amount of net external interest which is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the quarter ended 30 September 2002 was 6,196 million (2001 : 6,024 million). The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average number of ordinary shares from 1 July 2002. The weighted average number of shares used for the purposes of calculating basic earnings per ordinary share is calculated after deduction of the shares held by the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of ordinary shares iscalculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 30 September 2002. The weighted average diluted number of ordinary shares for the quarter ended 30 September 2002 was 6,207 million (2001 : 6,039 million). The BHP Billiton Plc equalisation bonus issue associated with the BHP Steel demerger is reflected in the weighted average diluted number of ordinary shares from 1 July 2002.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the quarter ended 30 September 2002 and the comparative period.

Quarter ended 30 September
(US$ Million)	Turnover (1)		EBIT (2)
	2002
2001
		Change %	2002	2001	Change %

Petroleum	817
787
		3.8	384	325	18.2
Aluminium	777
698
		11.3	135	114	18.4
Base metals	389
359
		8.4	16	53	-69.8
Carbon steel materials	851
830
		2.5	267	292	-8.6
Diamonds and speciality products	333
383
		-13.1	70	65	7.7
Energy coal	428
538
		-20.4	68	149	-54.4
Stainless steel materials	220
214
		2.8	23	(11)
Group and unallocated items	185
145
		27.6	(119)	(120)	0.8

BHP Billiton Group from continuing operations	3922
3811
		2.9	844	867	-2.7

(1)	Turnover does not add to BHP Billiton Group due to intersegment transactions.
(2)	EBIT is earnings before interest and taxation (excluding exceptional items).

An explanation of the factors influencing EBIT, including joint ventures and associates (excluding exceptional items) by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$384 million, up from US$325 million, an increase of 18.2% compared with the corresponding period.

The increase in EBIT was due mainly to a higher average realised oil price of US$26.97 per barrel compared to US$25.97 per barrel in the corresponding period together with a higher average realised liquefied petroleum gas (LPG) price of US$241.53 per tonne compared to US$233.64 per tonne in the corresponding period. Sales volumes at North West Shelf (Australia) and Bass Strait were higher as a result of timing of shipments and strong production, partly offset by lower oil and condensate production at Liverpool Bay (UK), which was mainly due to scheduled shutdowns, and lower oil production at Griffin (Australia) resulting from natural field decline. In addition, EBIT was favourably impacted by lower petroleum exploration costs in the current period.

These factors were partly offset by higher costs as a result of an increase in price-linked costs (royalties and taxes) and higher operating costs at Bass Strait.

Aluminium

Aluminium contributed EBIT of US$135 million, up from US$114 million, an increase of 18.4% compared with the corresponding period.

The increase in EBIT was mainly attributable to lower maintenance costs at Hillside, with the completion of the pot-relining program in June 2002, lower operational costs at Hillside and Worsley (Australia) as a result of the continued success of operational excellence projects and the end of power restrictions in Brazil. The weakening of the Rand/US$ and Brazilian Real/US$ exchange rates also had a favourable impact on operating costs.

These factors were partially offset by the lower average LME price for aluminium, down US$69 per tonne or 5%.

Base Metals

Base Metals contributed EBIT of US$16 million, down from US$53 million, a decrease of 69.8% compared with the corresponding period.

The EBIT reduction was mainly due to lower volumes at Escondida and Tintaya (Peru), reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets. A decline in the average realised price for silver also had an unfavourable impact on EBIT.

These factors were partly offset by the contribution from Antamina which commenced commercial operations in November 2001.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$267 million, down from US$292 million, a decrease of 8.6% compared with the corresponding period.

The decrease in EBIT was mainly attributable to the unfavourable impact of stronger A$/US$ exchange rates on operating costs compared to the corresponding period, together with higher costs reported at Queensland Coal operations due to continued roof control problems at Crinum and plant maintenance activities.

These factors were partially offset by significantly increased market demand for manganese alloy and strong demand from Asian markets for West Australian iron ore resulting in record shipping volumes during the September 2002 quarter.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$70 million, up from US$65 million, an increase of 7.7% compared with the corresponding period.

The increase in EBIT was primarily due to higher earnings from the titanium minerals operations mainly due to timing of shipments, together with increased diamond production, mainly due to increased plant throughput and processing efficiencies.

These factors were partially offset by lower average realised diamond prices as a result of a change in product mix compared with the corresponding period.

Energy Coal

Energy Coal contributed EBIT of US$68 million, down from US$149 million, a decrease of 54.4% compared with the corresponding period.

The decrease in EBIT was primarily due to a significant decline in export market prices, with average prices 19% below the corresponding period. Export prices reached a low early in the quarter before improving over the balance of the period. Equity sales volumes decreased by 12% as a result of the divestment of PT Arutmin and the closure of the Rietspruit mine.

These factors were partially offset by the favourable impact of the weakening Rand/US$ exchange rates on operating costs and the contribution from the additional interest acquired in the Cerrejon Zona Norte operation.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$23 million, compared with a loss of US$11 million in the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel, up by 20%, together with a 20% increase in nickel production reflecting the continued ramp-up of production from Cerro Matoso Line 2 (Colombia), and higher recoveries at QNI (Australia), along with the favourable effect of the lower Rand/US$ exchange rate on operating costs in Chrome.

Group and Unallocated Items

Corporate overheads for the quarter decreased by US$12 million to US$49 million, from US$61 million in the corresponding period. Losses on legacy A$/US$ currency hedging also decreased to US$55 million from US$93 million in the corresponding period. These decreases were partly offset by the unfavourable impact of the strengthening A$/US$ exchange rate on operating costs and other one-off items.

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Quarter ended 30 September		2002	2001
		US$M	US$M
Revenue from ordinary activities
Sales		3 457	4 150
	Other revenue	70	90
		3 527	4 240

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs		1 251	1 455

Deduct:	Depreciation and amortisation	397	426
	Borrowing costs	90	155
Profit from ordinary activities before tax		764	874

Deduct:	Tax expense attributable to ordinary activities	209	267

Net profit		555	607

Outside equity interests in net profit		(13)	(10)

Net profit attributable to members of
combined BHP Billiton Group		542	597

Basic earnings per fully paid ordinary share (US cents)		8.7	9.9

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the quarter ended 30 September 2002, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC).

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2002.

The results are unaudited.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: + 61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7747 3956 email: Mark.Lidiard@bhpbilliton.com
Mandy Frostick, Media Relations Tel: +61 3 9609 4157 Mobile: +61 419 546 245 email: Mandy.J.Frostick@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia